ADVERTISING.COM, INC.

1020 Hull Street

Ivory Building

Baltimore, MD 21230

August 2, 2004

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Barry N. Summer, Assistant Director

Division of Corporation Finance

Re:	Advertising.com, Inc.

Registration Statement on Form S-1, as amended (File No. 333-114172)

Application for Withdrawal

Ladies and Gentlemen:

Advertising.com, Inc. (the “Company”), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-114172), together with all amendments and exhibits thereto (the “Registration Statement”). The Company does not intend to conduct the offering of shares of common stock contemplated in the Registration Statement because it has been acquired by America Online, Inc., a subsidiary of Time Warner Inc. The Company is a wholly-owned subsidiary of America Online, Inc., which has determined that registration of the Company’s securities is not in the best interest of the Company. No shares of common stock of the Company have been or will be issued or sold under the Registration Statement.

Accordingly, we request an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting the withdrawal of the Registration Statement to the undersigned via facsimile at (410) 244-1699, with a copy to Joseph G. Connolly, Jr. of Hogan & Hartson L.L.P., the Company’s counsel, via facsimile at (202) 637-5910.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call Joseph G. Connolly, Jr. at (202) 637-5625 or Joseph E. Gilligan at (202) 637-5945 of Hogan & Hartson L.L.P.

Sincerely,

Advertising.com, Inc.

/s/ Scott A. Ferber
By:	Scott A. Ferber
President and Chief Executive Officer